Exhibit 99.98

NexTech Expands AR Deal With Challenger Motor Freight Inc

Augmented reality (AR) is set to change the way organizations compete in the transportation industry.

New York, NY - Toronto, ON – November 14, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) the industry leader in the rapidly growing augmented reality (AR) space is pleased to announce that it has expanded its previously announced deal with Challenger Motor Freight Inc. one of the most technologically advanced logistics companies and one of the largest privately owned truckload carriers in Canada with over 1,500 trucks and 3,300 trailers. This agreement expands on NexTech’s existing business with Challenger. In addition to creating Augmented Reality (AR) recruitment experiences enhancing their recruitment efforts, the companies are expanding activities utilizing CaptureAR into strategic areas such as 3D-AR asset creation.

Paul Weatherbie, Marketing and Communications Manager at Challenger comments “Challenger is extremely excited to work with NexTech AR in utilizing their various AR platforms to introduce a new generation of drivers to the transportation industry. We’ve been working very closely with the NexTech AR team to attract and retain drivers. This platform allows potential new drivers to become engaged on new levels utilizing augmented reality. The NextTech AR platform will introduce Challenger and our First Class Driving Experience. To date, we’ve begun developing AR hologram experiences to present new drivers the benefits of working at Challenger and to reach out to the next generation of future Challenger employees”.

Evan Gappelberg, CEO of NexTech AR, shares his enthusiasm about this deepened relationship. “The potential for augmented reality to help companies enhance their competitiveness is vast. We are really excited to work with Challenger Motor Freight again to help them achieve their business goals. With NexTech’s comprehensive AR offering, progressive companies like Challenger can increase their audience reach and appeal—strengthening their position within a highly competitive industry”.

The transportation industry today is highly competitive with industry players increasingly turning to technology to provide them with a competitive advantage. The industry also faces a major labour shortage and the demand for drivers outstrips the number of candidates that are available. NexTech’s augmented reality offering is helping Challenger to address both challenges.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi-billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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